June 28, 2011

VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-4631
Attention: Rufus Decker

Re:	ArcelorMittal File No. 333-146371 Form 20-F for the Fiscal Year Ended December 31, 2010

Dear Mr. Decker:

ArcelorMittal (“ArcelorMittal”) sent a response letter dated June 23, 2011 to a staff comment letter dated May 31, 2011 relating to the above-referenced Form 20-F.

Further to such response letter, ArcelorMittal acknowledges that:

(i)	it is responsible for the adequacy and accuracy of the disclosure in its filings;

(ii)	staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)	ArcelorMittal may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise us if we can provide any further information or assistance to facilitate your review.  Please direct any further comments or questions to John D. Brinitzer (+33-1-4074-6924) or to Simon Clark (+33-1-4074-6854) at our counsel Cleary Gottlieb Steen & Hamilton LLP.

Sincerely,

/s/ Henk Scheffer
Henk Scheffer
Company Secretary

/s/ Genuino Christino
Genuino Christino
Vice President, Group Accounting
Performance Management

 cc:     John D. Brinitzer, Esq.
           Simon Clark, Esq.
           (Cleary Gottlieb Steen & Hamilton LLP)